

Mailstop 4628

August 26, 2016

Via E-mail
Mr. Don E. Wallette, Jr.
Chief Financial Officer
ConocoPhillips
600 North Dairy Ashford
Houston, Texas  77079

> **Re:** **ConocoPhillips**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **Form 8-K Filed July 28, 2016**
> **File No. 1-32395**

Dear Mr. Wallette:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosures.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements

Oil and Gas Operations (Unaudited), page 139

Proved Undeveloped Reserves, page 150

1.    The disclosure relating to the changes in your proved undeveloped reserves indicates you added 360 million Boe of undeveloped reserves in 2015, "mainly" through extensions and discoveries from ongoing development progress.

Mr. Don E. Wallette, Jr.
ConocoPhillips
August 26, 2016

Your disclosure should reconcile the overall change in the net quantities by separately identifying and quantifying each factor that contributed to a material change in your proved undeveloped reserves so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a material change, indicate the net amount attributable to each factor. Please expand your disclosure to present the changes in net reserves accompanied by a narrative explanation relating to such factors as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions, divestitures and the amounts converted during 2015 from proved undeveloped to proved developed. See Item 1203(b) of Regulation S-K.

2. Explain to us how you have taken into consideration the significant reduction in anticipated capital expenditures for 2016 disclosed on pages 34 and 35 in adopting a development plan and schedule that results in the conversion of the proved undeveloped reserves attributable to each of the major development areas disclosed on page 150. As part of your response, please identify those projects which were deferred in your estimates at fiscal year-end 2015 to a later date indicating the prior and current dates to initiate and complete conversion of the proved undeveloped reserves attributable to each project. Refer to the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-K and the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013.

3. Please clarify for us the extent to which proved undeveloped reserves for the five major areas identified on page 150 are economically producible based on the prices as of December 31, 2015 specified under Rule 4-10(a)(22)(v) of Regulation S-X but would not be economically producible based on the actual market prices you received for crude oil/condensate, natural gas liquids, bitumen and natural gas beginning January 1, 2016. To the extent that your commitment to proceed with development is dependent upon your forecast of a future improvement in the January 1, 2016 prices, modify your disclosure to quantify the volumes involved and to discuss the important economic factors or significant uncertainties regarding your development plan and schedule and the proved undeveloped reserves attributable to the projects disclosed on page 150. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-10.

4. Please clarify and quantify for us the extent to which any of the proved undeveloped reserves disclosed as of December 31, 2015 in the Eagle Ford area will not be developed within five years since your initial disclosure of these reserves. Provide an explanation of the circumstances that would justify a time period longer than five years to begin development of those reserves. Refer to definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-K and the answer to Question 131.03 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013.

Form 8-K Filed July 28, 2016

Exhibit 99.1 Press Release

Mr. Don E. Wallette, Jr.
ConocoPhillips
August 26, 2016

Reconciliation of Earnings to Adjusted Earnings

5.      We note that you present adjusted earnings / (loss) per share of common stock.   Please note non-GAAP per share performance measures should be reconciled to GAAP earnings per share.  Refer to Question 102.05 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation.

6.      We note you disclose an annualized revenue amount within the "About ConocoPhillips" section of your exhibit and understand this is a composite metric representing both historical and future performance based on an assumption that revenues to be earned during the remainder of the year will equal revenues earned during the first half of the year.  Regarding this measure, please tell us the consideration you have given to providing additional disclosure that addressed the following:

- How the measure is calculated, including all material underlying assumptions;

- Additional details for context, such as revenues for the first and second quarters of 2016, revenues for the corresponding interim periods of the prior year, or revenues for 2015;

- Whether the annualized revenue amount represents your expectation for the 2016 fiscal year;

- The extent to which you believe it is reasonably possible that your revenues for the year will differ materially from this measure; and,

- Why you believe this provides useful information to investors.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Don E. Wallette, Jr.
ConocoPhillips
August 26, 2016

       You may contact Lily Dang at (202) 551-3867 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters.  You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments.  Please contact me at (202) 551-3489 with any other questions.

                                                 Sincerely,

                                                 /s/ Brad Skinner

                                                 Brad Skinner
                                                 Senior Assistant Chief Accountant
                                                 Office of Natural Resources